UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

STONE ENERGY CORPORATION

(Name of Applicant)*

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7.500% Senior Secured Notes due 2022	$225,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Lisa S. Jaubert Senior Vice President, General Counsel and Secretary 625 E. Kaliste Saloom Road Lafayette, Louisiana (337) 237-0410 (Name and Address of Agent for Service)	Copies to: Michael E. Dillard John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.

EXPLANATORY NOTE

This Amendment No. 4 to Form T-3 (this “Amendment”) is being filed on behalf of Stone Energy Corporation and Stone Energy Offshore, L.L.C. (collectively, the “Applicants”). This Amendment is being filed solely to (i) amend and restate “Item 8 - Analysis of Indenture Provisions,” “Item 5 - Principal Owners of Voting Securities,” and “Item 7 - Capitalization,” (ii) file a revised indenture as Exhibit T3C-2 to replace the previous indenture filed as Exhibit T3C-1 and (iii) update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Application.

5. Principal Owners of Voting Securities.

(a) As of February 23, 2017, the Company represents that no entity directly or indirectly owns 10% or more of any class of the Company’s voting securities. Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

(b) As of February 23, 2017, the ownership of voting securities of the Guarantor is held by the Company.

CAPITAL SECURITIES

7. Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of the Company as of February 23, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	30,000,000	5,679,765
Preferred stock, par value $0.01 per share	500,000	0
7.5% Senior Unsecured Notes due 2022	$775,000,000	$775,000,000	(1)
1.75% Senior Unsecured Convertible Notes due 2017	$300,000,000	$300,000,000	(1)

(1)	Consists of principal amount outstanding, excluding accrued and unpaid interest.

(ii) The information with respect to each authorized class of securities of the Guarantor as of February 23, 2017 is set forth in the capitalization table attached to this application as Exhibit 99.1 hereto, which is incorporated herein by reference. The information with respect to each authorized class of securities of the Guarantor is expected to continue following the Effective Date.

(b)

(i) Each holder of common stock has one vote on all matters voted on by the Company’s stockholders, including the election of the Company’s directors.

As of the Effective Date, the listed classes of securities in the table above will be cancelled and will no longer be outstanding. On the Effective Date, the Company’s capital structure will consist of new publicly tradable shares of common stock (the “New Common Stock”), the New Notes and warrants to purchase shares of the New Common Stock. The amounts authorized and outstanding of the foregoing securities will be decided in connection with the confirmation of the Plan of Reorganization.

(ii) Except as otherwise set forth in the Guarantor’s governing document, holders of membership interests of the Guarantor are entitled to one vote per limited liability company interest.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture among the Applicants and The Bank of New York Mellon Trust Company, N.A., as trustee and the collateral agent (in such capacities, the “Trustee” and “Collateral Agent,” respectively). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture included herein as Exhibit T3C-2. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The Indenture contains certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days, (2) default in the payment of principal of or any premium on any New Note when due at its maturity, upon optional redemption, upon retired repurchase, upon declaration of acceleration or otherwise, (3) default in the performance or breach of any other covenant or warranty in the indenture, which default continues uncured for a period of 30 days after (i) receipt of written notice from the trustee or (ii) the Company and the trustee receive written notice from the holders of not less than 25% in principal amount of the New Notes as provided in the Indenture, and (4) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company.

If a default occurs and is continuing and is actually known to the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs, unless such default shall have been cured or waived before the giving of such notice. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as the board of directors, the executive committee, or a trust committee of directors and/or of responsible officers, of the trustee in good faith determines that withholding notice is in the interests of the holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be executed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication signed manually by the Trustee. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c) Release of Collateral.

The New Notes and the guarantee by the Guarantor are required to be secured by all property of the Company and the Guarantor wherever located and whether now owned or at any time acquired after the date the New Notes are issued (the “Collateral”) pursuant to the terms of the Indenture. The Collateral Agent’s liens upon the Collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Collateral Agent’s liens on the Collateral will terminate and be discharged if:

(i) upon defeasance or covenant defeasance or satisfaction and discharge of this Indenture in accordance with the terms thereof;

(ii) upon payment in full in cash and discharge of all of the New Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture and the other Note Documents at the time the New Notes are paid in full in cash and discharged;

(iii) as to any Collateral of the Company or the Guarantor that is sold, transferred or otherwise disposed of by the Company or the Guarantor to a person that is not (either before or after such sale, transfer or disposition) the Company or a Restricted Subsidiary of the Company in a transaction or other circumstance that complies with the terms of the Indenture and other Note Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of;

(iv) in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture;

(v) with respect to the assets of the Guarantor, at the time that the Guarantor is released from its guarantee in accordance with the terms of the Indenture; or

(vi) if and to the extent required by the provisions of the intercreditor agreement.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder if (i)(1) all the New Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Company or the Guarantor has deposited with the Trustee amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Notes; and (ii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year (beginning December 31, 2017) of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee within 30 days after the occurrence of a default, written notice setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stone Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 24th day of February, 2017.

(SEAL)		STONE ENERGY CORPORATION

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 24th day of February, 2017.

(SEAL)		STONE ENERGY OFFSHORE, L.L.C.

By: STONE ENERGY CORPORATION, its sole member

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1*	Certificate of Incorporation of Stone Energy Corporation, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (File No.001-12074))

Exhibit T3A-2*	Certificate of Formation of Stone Energy Offshore, L.L.C.

Exhibit T3B-1*	Amended & Restated Bylaws of Stone Energy Corporation, dated December 19, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 001-12074))

Exhibit T3B-2*	Limited Liability Company Agreement of Stone Energy Offshore, L.L.C.

Exhibit T3C-1*	Form of Indenture Governing the New Notes (November 2016)

Exhibit T3C-2	Revised Form of Indenture Governing the 7.500% Senior Secured Notes due 2022

Exhibit T3D*	Not applicable

Exhibit T3E-1*	Proposed Disclosure Statement for the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 18, 2016)

Exhibit T3E-2*	Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 18, 2016)

Exhibit T3E-3*	First Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 14, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 14, 2016)

Exhibit T3E-4*	Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 28, 2016)

Exhibit T3F	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application (November 2016)

Exhibit 25.2	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1	Directors, Executive Officers and Capitalization of the Guarantor

*	Filed previously.

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